UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MIRION TECHNOLOGIES, INC.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

60471A 101

(CUSIP Number)

Thomas S. Patrick

6th Floor, Belgrave House

76 Buckingham Palace Road

London

SW1W 9TQ

United Kingdom

+44 (0)20 7334 5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60471A 101	Page 2 of [●] Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Charterhouse General Partners (IX) Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,746,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,746,855

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,746,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO; HC

SCHEDULE 13D

CUSIP No. 60471A 101	Page 3 of [●] Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CCP IX LP No. 1
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,746,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,746,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,746,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 60471A 101	Page 4 of [●] Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CCP IX LP No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,746,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,746,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,746,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 60471A 101	Page 5 of [●] Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CCP IX Co-investment LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,746,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,746,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,746,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 60471A 101	Page 6 of [●] Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CCP IX Co-investment No. 2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,746,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,746,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,746,855
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 60471A 101	Page 7 of [●] Pages

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Mirion Technologies, Inc., f/k/a GS Acquisition Holdings Corp II (the “Issuer”). The principal executive offices of the Issuer are located at 1218 Menlo Drive, Atlanta, Georgia 30318.

Item 2. Identity and Background

This statement is filed jointly by: (i) Charterhouse General Partners (IX) Ltd (“CGP IX”); (ii) CCP IX LP No. 1; (iii) CCP IX LP No. 2; (iv) CCP IX Co-investment LP; and (v) CCP IX Co-investment No. 2 LP (entities (ii) – (v), together, “CCP IX” and, together with CGP IX, the “Reporting Persons”).

Each of the reporting persons is organized in the United Kingdom.

The address of the principal business and principal office of each of the Reporting Persons is 6th Floor, Belgrave House, 76 Buckingham Palace Road, London, SW1W 9TQ, United Kingdom.

CCP IX is a private investment fund focused on making investments in a variety of industries. The principal business activity of CGP IX is serving as the general partner of CCP IX.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of CGP IX as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons or entities referred to in Appendix A to Item 2 have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On October 20, 2021 (the “Closing Date”), the Issuer consummated (the “Closing”) its previously announced business combination (the “Business Combination”) pursuant to that certain Business Combination Agreement, dated as of June 17, 2021 (as amended, the “Business Combination Agreement”), by and among the Issuer, Mirion Technologies (TopCo), Ltd. (“Mirion TopCo”), CCP IX, each acting by CGP IX, and the other holders of A Ordinary Shares and B Ordinary Shares of Mirion TopCo from time to time becoming a party thereto by executing a Joinder Agreement. As contemplated by the Business Combination Agreement, the Issuer became the corporate parent of Mirion TopCo. In order to implement a structure similar to that of an “Up-C,” the Issuer established a Delaware corporation, Mirion IntermediateCo, Inc. (“IntermediateCo”), as a subsidiary of the Issuer. A newly-formed subsidiary of IntermediateCo merged with and into Mirion TopCo with Mirion TopCo surviving as a wholly-owned subsidiary of IntermediateCo. The Issuer holds 100% of the voting shares of IntermediateCo Class A common stock and greater than 80% of the shares of IntermediateCo Class B common stock. The remainder of the shares of IntermediateCo Class B common stock were issued to certain sellers in the Business Combination.

The aggregate Business Combination consideration paid by the Issuer to the sellers in connection with the consummation of the Business Combination was $1.3 billion in cash, 30,401,902 newly issued shares of Class A common stock and 8,560,540 newly issued shares of the Company’s Class B common stock, par value $0.0001 per share (the “Class B common stock”). The sellers receiving shares of Class B common stock also received one share of IntermediateCo Class B common stock per share of Class B common stock as a paired interest (the “paired interests”). Each of the shares of Class A common stock and each paired interest were valued at $10.00 per share for purposes of determining the aggregate number of shares issued to the sellers.

A subsidiary of Mirion TopCo previously issued certain payment-in-kind loan notes to certain Mirion TopCo shareholders, including CCP IX, and members of Mirion TopCo’s management (collectively, the “PIK Notes”). Substantially concurrent with the Closing, a portion of the Business Combination consideration was used to extinguish the PIK Notes in full.

As part of the Business Combination, CCP IX received 24,746,855 shares of Class A common stock.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 4.

Christopher Warren, a partner at Charterhouse Capital Partners LLP, which serves as the investment adviser to CGP IX.

The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”). The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of their securities of the Issuer. Pursuant to the Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) among the Issuer, the Reporting Persons and the other sellers and Issuer stockholders party thereto, the Reporting Persons have an exclusive right for a 90-day period beginning on the 181st day after the Closing to exercise a single demand right. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Item 5. Interest in Securities of the Issuer

(a) - (c) Calculations of the percentage of shares of Class A common stock beneficially owned assumes that there were 199,523,292 shares of Class A common stock outstanding on the Closing Date, as reported in the Issuer’s Current Report on Form 8-K filed on October 25, 2021.

The aggregate number and percentage of the Class A common stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

CGP IX is the general partner of each of the limited partnerships comprising CCP IX. Based on the existing relationships between the Reporting Persons, each of the Reporting Persons may have deemed to be the beneficial owners of the securities held by CCP IX.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any of the Class A common stock owned beneficially or of record by any other person named in this Item 5(a)-(b). Each of the persons set forth Appendix A to Item 2 disclaims beneficial ownership of the Class A common stock that were held of record by the Reporting Persons.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3, 4 and 5 is incorporated by reference herein.

Registration Rights Agreement

The Reporting Persons entered into the Registration Rights Agreement on the Closing Date, pursuant to which the Reporting Persons will be entitled to registration rights in respect of their shares of Class A common stock. The Registration Rights Agreement provides that the Issuer will use commercially reasonable efforts to file with the Securities and Exchange Commission (the “SEC”) a shelf registration statement pursuant to Rule 415 under the Securities Act of 1933, as amended, registering the resale of the Reporting Persons’ shares of Class A common stock as soon as reasonably practicable but no later than 30 calendar days following the consummation of the Business Combination and use its commercially reasonable efforts to have such shelf registration statement declared effective as soon as reasonably practicable after the filing thereof and no later than the earlier of (x) the 90th calendar day following the filing date if the SEC notifies the Issuer that it will “review” such shelf registration statement and (y) the 10th business day ager the date the Issuer is notified in writing by the SEC that such shelf registration statement will not be “reviewed” or will not be subject to further review.

The Reporting Persons will be entitled to demand registration rights in connection with an underwritten offering. The Reporting Persons have an exclusive right for a 90-day period beginning on the 181st day after the Closing to exercise a single demand right. Demand registrations are subject to certain offering thresholds, applicable lock-up restrictions and certain other conditions.

In addition, the Reporting Persons have certain “piggy-back” registration rights. The Registration Rights Agreement includes customary indemnification and confidentiality provisions. The Issuer will bear the expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Registration Rights Agreement.

Pursuant to the Registration Rights Agreement, the Reporting Persons may not (a) sell, assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Act with respect to, any security, (b) enter into any hedging, swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (each of clauses (a), (b) and (c), a “Transfer”), until the 180th day after the Closing Date (the “Lock-Up Period”).

Notwithstanding the foregoing, shares may be transferred during the Lock-Up Period:

(i)	by will, other testamentary document or intestacy;

(ii)	as a bona fide gift or gifts, including to charitable organizations or for bona fide estate planning purposes;

(iii)	to any trust for the direct or indirect benefit of the shareholder or the immediate family of the shareholder, or if the shareholder is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(iv)	to a partnership, limited liability company or other entity of which such shareholder and the immediate family of such shareholder are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(v)	if the shareholder is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of such shareholder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such shareholder or affiliates of such shareholder (including, for the avoidance of doubt, where such shareholder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to members or shareholders of such shareholder;

(vi)	to a nominee or custodian or any other person or entity to whom a Transfer would be permissible under clauses (i) through (v) above;

(vii)	in the case of an individual, by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or related court order;

(viii)	with the prior written consent of the Board (subject to the determination of the Board in its sole discretion at any time); provided such consent must be approved by each of the Charterhouse Director (unless waived by the Reporting Persons) and the directors appointed by the GS Sponsor II LLC (unless waived by GS Sponsor II LLC);

(ix)	from an employee or a director of, or a service provider to, the Issuer or any of its subsidiaries upon the death, disability or termination of employment or services, in each case, of such person; and

(x)	pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board and made to all holders of shares of the Issuer’s capital stock involving a Change of Control (as defined in the Registration Rights Agreement) (including negotiating and entering into an agreement providing for any such transaction), provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the shareholder’s shares shall remain subject to the lock-up restrictions, provided that (x) in the case of any Transfer pursuant to clauses (i) through (vi), (1) such Transfer shall not involve a disposition for value; (2) the shares shall remain subject to the lock-up restrictions and the transferee shall sign a joinder to the Registration Rights Agreement before such Transfer is effective; (3) any required public report or filing (including filings under Section 16(a) of the Act), shall disclose the nature of such Transfer and that the shares remain subject to the lock-up restrictions; and (4) there shall be no voluntary public disclosure or other announcement of such Transfer; and (y) a shareholder may enter into a trading plan established in accordance with Rule 10b5-1 under the Act during the Lock-Up Period so long as no Transfers are effected under such trading plan prior to the expiration of the Lock-Up Period and no voluntary public disclosure or announcement of such plan is made.

Director Nomination Agreement

On the Closing Date, the Reporting Persons entered into a director nomination agreement (the “Director Nomination Agreement”) with the Issuer, which provides the Reporting Persons with a right to representation on the Board. The Director Nomination Agreement grants the Reporting Persons the ongoing right (but not the obligation) to appoint or nominate to the Board one individual, or the Charterhouse Director, to serve as a director of the Issuer. The Reporting Persons have designated Christopher Warren as the initial Charterhouse Director. The Director Nomination Agreement will terminate automatically when the Reporting Persons, collectively with their respective affiliates, hold less than 5% of the then outstanding common stock of the Issuer, or upon the mutual written agreement of the parties.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement

2	Business Combination Agreement, dated as of June 17, 2021, by and among GS Acquisition Holdings Corp II, Mirion Technologies (TopCo), Ltd., CCP IX LP No. 1, CCP IX LP No. 2, CCP IX Co-Investment LP and CCP IX Co-Investment No. 2 LP, each acting by their general partner, Charterhouse General Partners (IX) Limited and the other parties thereto (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 21, 2021)

3	Amendment No. 1 to Business Combination Agreement, dated as of September 3, 2021, by and among GS Acquisition Holdings Corp II, Mirion Technologies (TopCo), Ltd. and CCP IX LP No. 1, CCP IX LP No. 2, CCP IX Co-Investment LP and CCP Co-Investment No. 2 LP, each acting by their general partner, Charterhouse General Partners (IX) Limited, on behalf of the Sellers (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 3, 2021)

4	Amended and Restated Registration Rights Agreement, dated October 20, 2021, by and among Mirion Technologies, Inc., GS Sponsor II LLC, GS Acquisition Holdings II Employee Participation LLC, GSAM Holdings LLC, the Reporting Persons and the Sellers (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 25, 2021)

5	Director Nomination Agreement, dated October 20, 2021, by and between the Company and the Reporting Persons (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 25, 2021)

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 1, 2021

CHARTERHOUSE GENERAL PARTNERS (IX) LIMITED

By:	/s/ Thomas Patrick
Name: Thomas Patrick
Title: Director

CCP IX LP NO. 1, acting by its General Partner, CHARTERHOUSE GENERAL PARTNERS (IX) LIMITED

By:	/s/ Thomas Patrick
Name: Thomas Patrick
Title: Director

CCP IX LP NO. 2, acting by its General Partner, CHARTERHOUSE GENERAL PARTNERS (IX) LIMITED

By:	/s/ Thomas Patrick
Name: Thomas Patrick
Title: Director

CCP IX CO-INVESTMENT LP, acting by its General Partner, CHARTERHOUSE GENERAL PARTNERS (IX) LIMITED

By:	/s/ Thomas Patrick
Name: Thomas Patrick
Title: Director

CCP IX CO-INVESTMENT NO. 2 LP, acting by its General Partner, CHARTERHOUSE GENERAL PARTNERS (IX) LIMITED

By:	/s/ Thomas Patrick
Name: Thomas Patrick
Title: Director